Exhibit 4.9

FOURTH AMENDMENT TO THE

CARDINAL HEALTH 401(K) SAVINGS PLAN

(As amended and restated effective January 1, 2006)

Background Information

A. Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan (the “Plan”), for the benefit of employees of Cardinal Health and its subsidiaries and affiliates.

B. The Cardinal Health, Inc. Financial Benefit Plans Committee (the “Committee”) is authorized to approve the amendment of the Plan and documents related to the Plan’s administration in accordance with Section 12.02 of the Plan.

C. The Committee desires to amend the Plan to provide for the acceptance of rollovers of participant loans from employees previously participating in the Enturia, Inc. 401(k) Savings and Retirement Plan.

Amendment of the Cardinal Health 401(k) Savings Plan

The Plan is hereby amended as set forth below effective as of May 12, 2008.

1. Schedule V of the Plan is hereby amended by adding a new paragraph G thereto reading as follows:

G. Special Rules Regarding Former Participants in the Enturia, Inc. 401(k) Savings and Retirement Plan. A Participant employed by Enturia, Inc. or any of its affiliated entities (collectively, “Enturia”) immediately prior to the acquisition of the assets of Enturia by the Employer and that immediately thereafter becomes an employee of an Employer, may elect to rollover in kind to the Plan one or more participant loans previously maintained under the Enturia, Inc. 401(k) Savings and Retirement Plan (the “Enturia Plan”) that conform to the provisions of Code Section 72(p), notwithstanding the fact that the term of such loan(s), the total number of loans maintained by the Participant under the Enturia Plan or other provisions of the Enturia Plan relating to the maintenance of participant loans do not conform to the loan provisions currently in place under the Plan. Loans rolled into the Plan in kind from the Enturia Plan shall continue to be governed by such repayment, availability and other provisions as were in place at the inception of such loans under the Enturia Plan. Any new loans by Participants formerly employed by Enturia shall be governed by the terms of the Plan and by the loan policies and procedures established by the Administrative Committee.

2. All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.

BY:	/s/ Joan Kelly

ITS:	Sr. V.P., Total Rewards

DATE:	5-19-08